Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

( dollars in thousands )

	Three Months
	Ended	Years ended December 31,
	March 31, 2010	2009	2008	2007	2006	2005

Fixed charges:
Interest	$20,488	$ 81,860	$ 90,083	$ 61,640	$ 48,893	$ 38,699
Amortization of fees	907	3,668	3,873	2,691	2,470	2,250
Interest capitalized	2	5	92	993	2,184	1,886

Fixed charges	$21,397	$ 85,533	$ 94,048	$ 65,324	$ 53,547	$ 42,835

Income from continuing operations	$29,451	$122,297	$115,024	$123,332	$101,726	$ 84,231
Plus fixed charges	21,397	85,533	94,048	65,324	53,547	42,835
Less interest capitalized	(2)	(5)	(92)	(993)	(2,184)	(1,886)

Earnings from continuing operations before fixed charges	$50,846	$207,825	$208,980	$187,663	$153,089	$125,180
Divided by fixed charges	$21,397	$ 85,533	$ 94,048	$ 65,324	$ 53,547	$ 42,835

Ratio of earnings from continuing operations to fixed charges	2.4	2.4	2.2	2.9	2.9	2.9

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.9	1.9	1.8	2.1	2.4	2.4

Preferred stock dividends	$ 6,063	$ 24,253	$ 24,253	$ 24,253	$ 11,362	$ 9,403